UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 4)

LEATT CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

522132 20 8

(CUSIP Number)

Jean-Pierre de Villiers

Goedemoed Farm

Keisie Valley

Montagu, South Africa, 6720

+(27) 23 614 1520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 522132 20 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jean-Pierre De Villiers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 24,000 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (2)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1)

Consists of 24,000 shares of Series A Convertible Preferred Stock of the Issuer (the “Preferred Stock”) held directly by the Reporting Person, which Preferred Stock is convertible to common stock, par value $0.001 per share (the “Common Stock”), of Leatt Corporation (the “Issuer”) at the rate of one share of Common Stock for each share of Preferred Stock.

(2)

Calculation of beneficial ownership is based on 6,215,440 issued and outstanding shares of Common Stock of the Issuer as of March 13, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2023.

This Amendment No. 4 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by Jean-Pierre de Villiers (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on July 9, 2012, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on June 29, 2012, Amendment No. 2 to Schedule 13D filed by the Reporting Person with the SEC on August 24, 2020, and Amendment No. 3 to Schedule 13D fild by the Reporting Person with the SEC on August 18, 2022 (as amended, the “Original Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”) of Leatt Corporation, a Nevada corporation (the “Issuer”). This Amendment is being filed to update the beneficial ownership of the Reporting Person in connection with a private transaction of the Issuer’s Common Stock by the Reporting Person. This Amendment amends and supplements Items 5 of the Original Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

(a)

For purposes of Rule 13d-3 promulgated under the Act, the Reporting Person owns 24,000 shares of Series A Preferred Stock, representing 0.4% of the Issuer’s issued and outstanding Common Stock as of the date of this Amendment, which Preferred Stock is convertible to Common Stock at a rate of one share of Common Stock for each share of Preferred Stock.

(b)

The Reporting Person has sole voting and dispositive power over the 24,000 shares of the Issuer’s Common Stock underlying the 24,000 shares of Preferred Stock that are directly and beneficially owned by him, and has no shared voting and dispositive power over any shares of the Issuer’s Common Stock. The Reporting Person does not own any other securities of the Issuer.

(c)

On March 8, 2024, the Reporting Person disposed of 366,950 shares of the Issuer’s Common Stock in a private transaction for USD 7.65 per share with RECM Worldwide Opportunities Prescient Qualified Investor Hedge Fund and as a result, the Reporting Person no longer beneficially owns such shares.

(d)

Except as otherwise indicated above, no other persons are known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, such securities beneficially owned by the Reporting Person.

(e)	As of March 8, 2024, the Reporting Person ceased to beneficially own greater than five percent of the Issuer’s Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2024

*/s/ Jean-Pierre de Villiers
Jean-Pierre de Villiers

*/s/ Ellen Canan Grady
Ellen Canan Grady As Attorney-in-fact